UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)*

iFresh Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

449538 107
(CUSIP Number)

Kairui Tong 38 Liemashan Lane, Shiliutan Road Xian’an District, Xianning City, Hubei, China 437000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
03/26/2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	449538 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,311,423
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
2,311,423
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,311,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.65%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Based upon a total of 30,230,383 shares of Common Stock outstanding as of September 3, 2020.

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Item 1.	Security and Issuer

This statement relates to the shares of common stock, par value $0.0001 (the “Common Stock”) of iFresh, Inc. (the “Issuer”), a Delaware corporation with its principal office located at 2-39 54th Avenue, Long Island City, New York.

Item 2.	Identity and Background

(a)	The name of the person filing this statement is Kairui Tong.

(b)	Mr. Tong’s address is 38 Liemashan Lane, Shiliutan Road, Xian’an District, Xianning City, Hubei, China 437000. Mr. Tong’s present occupation is entrepreneur.

(c)	During the last five years, Mr. Tong has not been convicted in any criminal proceedings.

(d)	During the last five years, Mr. Tong has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(e)	Mr. Tong is a citizen of People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Considerations

On March 26, 2020, Mr. Tong entered into a Purchase Agreement with the Issuer, pursuant to which he acquired 2,311,423 shares of Common Stock of the Issuer and 600 shares of the Issuer’s Series B Convertible Preferred Stock (the “Series B Preferred Stock”), subject to rights described in Item 5 of this statement, in exchange for the Issuer’s acquisition of Mr. Tong’s 60% equity interests in Hubei Rongentang Wine Co., Ltd. and Hubei Rongentang Herbal Wine Co., Ltd. Pursuant to the Purchase Agreement, the Issuer also purchased a 40% interest in the two companies from Hao Huang. As a result, these two companies became indirect wholly-owned subsidiaries of the Issuer. None of the consideration for the shares Mr. Tong acquired under the Purchase Agreement was represented by borrowed funds.

Item 4.	Purpose of Transaction

Mr. Tong intends to review on a continuing basis the investment in the Issuer. Based on such review, Mr. Tong may acquire, or cause to be disposed of, securities of the Issuer at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of Mr. Tong, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors. Mr. Tong may engage in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other interested parties that may relate to the governance and board composition, management, business, operations, strategic plans, and the future of the Issuer.

Except as otherwise described in this Item 4 or in Item 6 of this Statement, Mr. Tong has no current plans or proposals which relate to or would result in: (a) the acquisition by any of them of additional securities of the Issuer, or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated above.

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Item 5.	Interest in Securities of the Issuer

(a)	Mr. Tong beneficially owns 2,311,423 shares of the Common Stock of the Issuer, which represents approximately 7.65% of the Common Stock of the Issuer, based on a total of 30,230,383 shares of Common Stock outstanding as of September 3, 2020. Mr. Tong also beneficially owns 600 shares of Series B Preferred Stock, which, upon approval by the Issuer’s stockholders, shall convert into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the original issue price by the Series B Conversion Price in effect at the time of conversion, subject to conversion restrictions set forth in the Certificate of Designation for the Series B Convertible Preferred Stock, previously filed as Exhibit 3.1 to Form 8-K filed with the SEC on April 23, 2020.

(b)	Mr. Tong has the sole power to vote or direct the vote, and to dispose or direct the disposition of 2,311,423 shares of the Common Stock of the Issuer.

(c)	Except as described in this statement, Mr. Tong has not effected any transactions in the Common Stock of the Issuer during the past sixty days.

(d)	To the best knowledge of Mr. Tong, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of the Common Stock of the Issuer reported herein as beneficially owned by Mr. Tong.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Tong has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock of the Issuer reported herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.3	Purchase Agreement, dated as of March 26, 2020, by and among iFresh Inc., Kairui Tong, and Hao Huang, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on March 27, 2020.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2020

/s/ Kairui Tong
Kairui Tong

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